CM

10026063

COMMISSION
...ngton, D.C. 20549

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DHF Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence Ma (212)803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QP 3/5/2010

OATH OR AFFIRMATION

I, Terence Ma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DHF Services LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD M. ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified In Queens County
My Commission Expires March19, 2011

DHF Services LLC

(A Development Stage Entity)

Statement of Financial Condition

December 31, 2009

DHF Services LLC
(A Development Stage Entity)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of DHF Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DHF Services LLC (a development stage entity) (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
February 24, 2010

DHF Services LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	153,372
Prepaid expenses		3,824
Fixed assets, net		6,687
Other assets		6,600
Total assets	$	170,483
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	25,889
Total liabilities		25,889
Member's equity		
Member's interest		3,931,658
Deficit accumulated during development stage		(3,787,064)
Total member's equity		144,594
Total liabilities and member's equity	$	170,483

The accompanying notes are an integral part of these financial statements.

1. Organization

DHF Services LLC ("DHF" or the "Company") is a limited liability company formed in the state of Delaware on April 27, 2005. DHF was formed to become a registered broker-dealer that will establish a dealer hedging facility (the "Facility"). From inception through this reporting date, December 31, 2009, DHF has been a wholly owned subsidiary of DHF Funding LLC ("DHF Funding"). In March 2006, DHF successfully completed its broker-dealer registration process with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As DHF is in the development stage and has not commenced operations, to date, substantially all of its efforts have been associated with the advancement of its business plan and capital formation.

2. Effects of New Accounting Pronouncements

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS No. 168"). The objective of SFAS No. 168 is to replace SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" and to establish the FASB Accounting Standards Codification™ ("Codification" or "FASB ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The Codification did not change GAAP, but rather reorganized it into approximately 90 accounting topics within a consistent structure to simplify user access.

Subsequent Events

In May 2009, the FASB issued new guidance on Subsequent Events, FASB ASC 855-10, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In particular, the guidance sets forth (1) the period after the balance sheet date during which management of a reporting entity will evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity will recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity will make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material impact on the Company's financial statements.

3. Summary of Significant Accounting Policies

Cash

Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Fixed Assets

Fixed assets consist of furniture, which is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of 5 years.

Income Taxes
The Company is a single member limited liability company and is not subject to U.S. federal or state income taxes. However, the Company's parent, DHF Funding, is subject to New York City Unincorporated Business Tax ("UBT"). The Company has a current year taxable loss for New York City UBT purposes. The Company also has a net operating loss carryforward for UBT purposes that is available to offset future profits which results in a deferred tax asset.

Management has determined that a full valuation allowance is required since it is more likely than not that the deferred tax asset will not be realized.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts. Actual results could differ from those estimates.

4. Member's Equity

DHF Funding is the sole member of the Company. During the year ended December 31, 2009, DHF received $90,000 in aggregate capital contributions from DHF Funding (refer to Note 5 for additional information on this contribution).

5. Related Party Transactions

In accordance with the Amended LLC Agreement dated July 6, 2007, Debsamax, LLC, a Delaware limited liability company wholly owned by The Bank of New York Mellon Corporation, has made a Capital Contribution to DHF Funding in the amount of $5,000,000 of Seed Capital Preferred Interests. DHF Funding then made a contribution of $2,000,000 in 2007 to DHF in order to pay developmental costs.

Software License and Technology Commitments
For the year ended December 31, 2009, the Company incurred costs related to data processing that was provided by Matrix Applications LLC ("Matrix"), an entity that is a wholly-owned subsidiary of CMET Holdings, which is a shareholder of DHF Funding. In addition, DHF agreed to reimburse Matrix the salary of a programmer hired for the sole purpose of enhancing the Software Provider's software to support DHF's intended business.

6. Net Capital Requirement

DHF is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, DHF is required to maintain minimum net capital equal to the greater of $100,000 or 12-1/2% of aggregate indebtedness. At December 31, 2009, DHF had net capital of $127,482, which was $27,482 above its required net capital of $100,000.

The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Subsequent Events

On February 8, 2010 DHF Funding LLC increased its investment in DHF by investing an additional $240,000.

As of February 24, 2010, the date which the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2009, which require recognition or disclosure in the financial statements.